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          Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
          Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
          File No. 333-54370

The following are prepared remarks given by the Chairman of the Board at an industry conference on February 9, 2001, which are currently available on the CBOT's intranet sites, MemberNet, TradeTalk and OnBoard.


                  Remarks by CBOT Chairman Nickolas Neubauer
                 To National Grain Trade Council Annual Meeting
                                February 9, 2001
                             San Diego, California


Good morning. It is an honor for me to address the National Grain Trade Council's annual meeting. I would like to give special thanks to your Chairman Dan Dye and to your President Jula Kinnaird for inviting me here today to share with you my goals and objectives for the Chicago Board of Trade, particularly as it is warmer here than it is in Chicago.

The National Grain Trade Council continues to have its finger on the pulse of American agriculture, and I know the members of the CBOT greatly appreciate your backing on key issues affecting the futures industry. Your support for the necessary changes to the CBOT's grain delivery system was critical to our successful presentation before the CFTC. Your efforts to seek streamlined CFTC regulations that are in keeping with today's competitive and global marketplace resulted in the reform legislation that was passed in December and signed into law by the President.

The Chicago Board of Trade is very appreciative of the positive relationship we have enjoyed with the National Grain Trade Council throughout the
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years, and as Chairman I intend to do whatever I can to strengthen the dialogue between our two organizations for the betterment of both.

Let me begin by sharing with you my guiding principle for the CBOT. I see 2001 as a year of major change at the Exchange as we move to complete our restructuring strategy and go from a member association to a for profit entity. As Chairman, I want to increase the overall value of the CBOT, whether that means an electronic future, open outcry, or some combination of the two. That is what "for profit" means to me. Both electronic and open outcry markets will be part of our business plan. We intend to provide the best of both markets, and let the customer decide where they want to put their business, as long as we keep it at the CBOT.

This is a vision that encompasses member profits and exchange profits as part of that plan. It means moving forward with restructuring; electrifying our open outcry markets to make them more efficient and cost-effective, and improving our communications with members and customers.

People have asked me, why did you want this job? Their assumption is that the CBOT is in trouble. I wanted this job because I believe that the Chicago
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Board of Trade can and will turn itself around and be highly successful by following simple business principles.

But first let me clear up some misconceptions. Contrary to what you may have read or heard, we do not have financial problems at the CBOT. We are financially sound. As our year 2000 financial report is not out yet, I am going to use figures as of the third quarter of last year to make my point.

Our third quarter financial report of 2000 shows that revenues for the first nine months of last year were actually ahead of revenues for the three previous years. Our salaries and benefits are down versus earlier years, as is program spending, and the costs of operating our buildings, which we own, are about the same. Evidently, our members and management team are doing something right.

So what caused the financial crunch at the CBOT last year? Professional services, which ran at the $12 million level in 1997 and $20 million in 1998, were at $30-32 million levels in 1999 and 2000. We also had contract severance costs of $8 million, expenses related to Y2K, as well as payments of $22 million on the a/c/e electronic trading platform we launched last year
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through an alliance with Eurex, the Swiss-German electronic futures exchange. In other words, last year's finances were sharply impacted by high, one-time expenses, but those costs are behind us.

We have a tight budget for 2001, and I know first hand of this because members have asked me to restore money to some of their favorite programs that have been cut. We budgeted for 800,000 contracts per day in 2001, and we presently are averaging nearly one million. January volume was over 20 million contracts, so we are off to a good start. If we continue to meet the budget goals set forth for this year, our financial position will be strengthened to the tune of $20 million in the bank by the end of the year, and the CBOT will be able to continue to meet the demands of the marketplace.

As a businessman who also owns memberships at the CBOT, I believe our problems were those of just about any other member organization, whether it is another exchange or any organization which was run in a not-for-profit manner. The CBOT was just not running things as efficiently as we should have been. And by taking a business approach, I know we can capture the
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sound business potential that we have at the CBOT, and we can turn it into a successful, for-profit institution.

With that said, let me talk about our plans for the future. On January 16, our Board of Directors approved the registration statement that details the CBOT's plan to demutualize and move to a for-profit entity, and that statement now has been filed with the Securities and Exchange Commission. Included in that plan is a "core rights" provision that keeps our open outcry pits open if they are "liquid," a member fee preference, and language that highlights the importance of CBOT full members being able to continue to exercise their right to trade at the Chicago Board Options Exchange.

The core rights provision means simply that an open outcry pit would continue to be supported as long as it made a liquid market. Essentially, it would have to maintain at least 30% of the volume in its product. If an open outcry pit stays above that 30% benchmark, it stays open unless the members vote otherwise. If it does not, that does not mean the pit would be closed. The Board of Directors would make a review and consider it. I felt that creating such a clear performance standard, as opposed to just allowing
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the Board to decide, must be a core right in our restructuring plan, and that the overall plan would be more acceptable to our membership as a result.

I believe the CBOE exercise right, which accords a CBOT full member trading privileges at the CBOE, is an essential portion of the value of our membership seats. I have told our members that as Chairman, I will not take any steps that would endanger that right. That is why in our restructuring plan the exercise right is expressly enumerated as a factor our Board of Directors must consider in making a final determination to proceed with the restructuring, even after member approval which I hope we will secure by mid-year.

Now many of you may be wondering when the CBOT will be hiring a new CEO. After all, our strategic vision is going to need someone to help implement it. I can tell you that nobody wants a new CEO more than me, as a CEO certainly makes the Chairman's job much easier. I can safely say we will have a new CEO in the near future, and the sooner the better.

As I stated earlier, my principal objective as Chairman of the CBOT is to increase the overall value of our enterprise. This means recognizing the
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importance of our open outcry and electronic markets and doing what is necessary to make them as competitive and as technically efficient as possible. The CBOT has to constantly look at how we can get orders processed and cleared in the most cost-efficient manner possible in order to provide the users of our markets with the best level of service possible.

Grain producers, processors and merchandisers often mention to us that fast fills and efficient order routing are critical. We realize our customers get frustrated when the process gets backed up. We know our customers demand and deserve quick and efficient markets. So we listened to your concerns and did something about it.

With our Electronic Open Outcry Market, we are making it possible for customer orders to get in and out of our agricultural trading pits in seconds and at a lower cost. Our goal is to eliminate paper - eliminate the runner on our trading floor and electronically route orders directly to the broker in the trading pit. We are making tremendous progress on our order routing initiative, and we are capturing more order flow electronically - routed either to or from the pit. And we are committed to doing more.
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Last year more than 3.8 million orders at the CBOT were sent electronically directly to pit brokers, compared to 2.1 million in 1999. Electronic replacement of 3.8 million pieces of paper, formerly processed manually, has created substantial efficiencies for brokers and member firms.

Last year more than 36% of all agricultural futures orders were routed electronically, direct to brokers using electronic order receipt devices. Firms like Iowa Grain, Cargill Investor Services, and ADM, for example, are providing their customers on average trade confirmations on market orders in less than one minute. More than 75% of the most active brokers use electronic devices to manage and endorse customer open outcry market orders at the CBOT. This is significant progress, but we are going to work hard to improve upon those numbers in 2001.

We have dedicated $8 million in our 2001 budget to further upgrades of our order routing system, which will allow us to add spreads to the system. This, plus three to four months of additional experience to demonstrate the stability of the system, will allow us to reimpose mandates on firms to use the electronic order routing system, which will lead to further efficiencies.
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One of my first acts as Chairman was to form a user group to develop a program so we can get the best possible participation from our brokers. We also want to encourage the use of handheld devices by our local traders. This is a program that the CBOT has had in the past that will be substantially enhanced this year.

I tell our members that electrifying our open outcry markets should not be difficult. We do not have 18 plants in 13 different countries. We only have to put some technology into a physical facility about the size of a football field, and the technology has been on the market for at least five years.

Speaking of technology, since its inception in late August, trade on a/c/e, our electronic trading platform, has exceeded 10 million contracts and volume on the system continues to grow. We increased our trading hours on a/c/e to accommodate customer business globally, and we added an access point in Tokyo, thus making the system available in the U.S., Europe and Asia. The business will continue to grow on a/c/e if we pay attention to the needs of our customers.
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I believe in strong customer service.  I know customer orders are the reason the
CBOT exists today. I recognize the value of these relationships, and I am committed to doing whatever I can as Chairman to keep and strengthen them. Our members are dedicated to making markets. If we can continue to electrify our open outcry markets, and continue to strengthen our electronic marketplace, we can enhance member opportunity while providing even better service for the users of our markets. This is something that is good for everyone.

But the innovation does not stop here. We are working with the Board of Trade Clearing Corporation on an electronic delivery system for corn and soybean shipping certificates. This system, which is expected to be implemented in May, will eliminate the use of paper documents in the delivery system and reduce costs for regular firms and other delivery market participants. A future release of this system will include soybean meal shipping certificates, soybean oil warehouse receipts and federal warehouse receipts for wheat, oats and rice.

When I was in Washington last month, I met with acting CFTC Chairman Jim Newsome, CFTC Commissioners David Spears, Tom Erickson, Barbara
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Holum, and with U.S. Senator Richard Lugar, Chairman of the Senate Agriculture
Committee. I enjoyed meeting with each of the commissioners and Senator Lugar, and I listened to their comments on our restructuring initiative. I am hopeful that Jim and his colleagues at the Commission will carry forward the practical, market users' perspective that was brought to the CFTC by former Chairman Bill Rainer.

I also am looking forward to working with Congressman Saxby Chambliss, who chairs the newly created House subcommittee on general farm commodities and risk management. He is eagerly anticipating his new responsibilities and I think he will take a personal interest in CFTC oversight.

As I mentioned earlier in my remarks, we are very appreciative of the support given by the National Grain Trade Council to the passage of the Commodity Futures Modernization Act of 2000. With this bill, Congress acted decisively to streamline regulation, foster innovation, and ensure that U.S. futures markets continue to provide reliable price discovery and innovative risk management solutions for our global customers. Also, by repealing the 18-year barrier to competition known as the Shad-Johnson
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accord, Congress provided U.S. futures markets with the opportunity to compete with foreign markets on the new frontier of the investment world - single stock futures.

At the CBOT, we are particularly pleased that for the first time, the enormous sales force made up of broker-dealers and registered representatives will have the opportunity to offer their clients certain futures products offered on U.S. exchanges. Now, single stock futures can be traded by securities and futures exchanges, starting in August for institutional traders and in December for retail investors.

At the CBOT, our business development team has been working on the initial steps of a plan as it relates to single stock futures, as well as on a plan on how we can continue to make our agricultural markets as competitive and cost effective as possible for those who rely on these markets for risk management. Our commitment to providing the best agricultural risk management products and markets remains strong, and as Chairman I will work to do whatever I can to strengthen that commitment.
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Starting with our Promarket proposal in 1993, the Chicago Board of Trade has been a leader in the effort to achieve regulatory flexibility and fairness for organized U.S. markets. We will continue to work with the Congress and the CFTC to ensure that U.S. markets maintain the opportunity to compete in an increasingly global marketplace. The passage of the Commodity Futures Modernization Act, coupled with the CBOT's plan to become a for-profit institution in the near future, substantially improves the prospects for restructuring our business in order to meet the enormous challenges ahead.

During the campaign for Chairman, someone asked me what I felt was the best vision for the Chicago Board of Trade. I said it was my goal to increase the overall value of the institution, whether that means an electronic future, open outcry, or some combination of the two. I believe we must look at our member profit centers and CBOT profit centers together as part of an overall business plan. Member profits and a streamlined, efficiently managed and profitable Chicago Board of Trade are not mutually exclusive. As Chairman, it is my goal to make sure this is the case.
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These are exciting times for the Chicago Board of Trade and for the U.S. futures industry. I believe this year will be remembered as one of positive change and progress at the Exchange. Continuing to work closely with groups like the National Grain Trade Council to meet the goals I have outlined for you today will put the CBOT on course to prosper, and to continue to be the world's most recognized and respected name in risk management.

Thank you for allowing me the opportunity to share my thoughts with you, and I wish you the best of luck in your ventures this year.

While the Board of Trade of the City of Chicago, Inc. (CBOT/(R)/) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT/(R)/ members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT/(R)/ has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT/(R)/ at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.